August 31, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:      Glolex, Inc.
Registration Statement on Form S-1 File No. 333-211986
Filed June 13, 2016

Dear Barbara C. Jacobs:

This letter sets forth the responses of Glolex, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of July 7, 2016.  Each numbered paragraph below responds to the comment having the same number in the July 7, 2016 comment letter.

General

1.
Please revise your prospectus cover page, risk factors, and future sales by existing stockholders to clarify that you are a shell company as defined in Rule 405 of the Securities Act. Where appropriate, disclose that holders of your securities will not be able to resell their securities in reliance on Rule 144 until such time you meet the requirements of Rule 144(i)(2).

In response to the Staff’s comment, the Company would like to inform the Staff that SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

We do not believe that we can be classified as having “no or nominal operations”. From inception, our management has allocated significant effort and time to the development of the Company’s business. In furtherance of the Company’s planned business, the management investigated the market demand for a web based legal advice service, and analyzed what is the current market situation in the telephone app segment; non the less, it raised seed capital, investigated various available platforms for the products and services. Glolex, Inc. secured two contracts, one with UAB Almaxx Group, who will build the Company website and develop software, and another one with Shakeela Ayub, an individual who will provide consultancy services to the Company. We do not believe that we can be classified as having “no or nominal operations” after having executed the aforementioned activities.

2.
Please clarify where your principal executive offices are located and where you will conduct your business operations, including administrative functions, sales and marketing, and software development. We note that you provide an address at “Unit 9647 13 Freeland Park, Wareham Road, Poole BH16 6F, United Kingdom.” However, this address appears to be a mail forwarding service. Further, on page 31, you indicate that your sole officer and director, Maksim Charniak, is the director of his own private law firm in “Vilnus,” while you indicate on page 29 that your initial market will be the United Kingdom. It is unclear whether your operations are conducted primarily in the United Kingdom or Lithuania.

In response to the Staff’s comment, the Company has revised the prospectus Summary section, page 4, providing an updated telephone number, clarifying that all operations will be in England, where the Company’s initial market is primarily intended to be.

Prospectus Summary

General

3.           Please revise your reference to “unaudited” financial statements on pages 4 and 6.

In response to the Staff’s comment, the Company has amended the sections by referencing the “audited” financial statements.

Risk Factors

General

4.
Please address the risks involved in properly screening lawyers that will provide advice on your platform. Further, please revise your Description of Business on how you will screen these lawyers that use your platform and limit users to residents of the jurisdictions where the lawyers on your platform are authorized to practice law.

In response to the Staff’s comment, the Company has added the risk involved [Risks factors section, page 9] in properly screening lawyers that will provide advice on the platform. Additionally, the Company has revised the Description of Business section by including a paragraph describing the steps it will take to screen the lawyers. Moreover, the Company has added a paragraph to the section describing how it will limit users to residents of the jurisdiction where the lawyers on the platform will be authorized to carry out their legal work.

Our business and services subject the Company to complex regulations regarding the  unauthorized practice of law …, page 6

5.
Please add a risk factor or revise this risk factor to address any potential legal malpractice claims by your users for the legal advice they receive from the lawyers through your platform. Also, please clarify whether your lack of any insurance, as disclosed on page 29, is a material risk to your operations and liquidity.

In response to the Staff’s comment, this risk has been addressed within the risk factor associated with the previous comment.

Because our sole officer and director will own more than 50% of our outstanding common stock  …, page 10

6.
Your disclosure indicates that Mr. Charniak “will own more than 50% of the outstanding shares of [y]our common stock.”  We note that you are offering the public more than 50% of your shares of common stock outstanding, so Mr. Charniak may own as low as 37.5% of the outstanding shares upon the close of the offering. Please clarify whether there are any agreements or plans that would allow Mr. Charniak to maintain a majority interest in Glolex after the initial public offering has been completed. Further, please revise your beneficial ownership table on page 34 to indicate Mr. Charniak’s beneficial ownership after the offering, assuming all the shares are sold.

In response to the Staff’s comment, the Company has revised the risk factor indicating that Mr. Charniak could remain as the majority shareholder (if not all shares are sold) thus providing him with a controlling position. A statement has also been added (page 34) disclosing that no agreements are in place to allow Mr. Charniak to maintain a majority interest in the Company. Therewith, the table has been revised to present Mr. Charniak’s beneficial ownership after the offering, presupposing all the shares are sold.

Our executive officers do not reside in the United States…, page 11

7.	Please revise to disclose the country where your sole officer and director resides.

In response to the Staff’s comment, this section has been revised to state that our sole officer is a resident of the Republic of Belarus.

Use of Proceeds, page 15

8.
The expenses in the “If 25% offered sold” column exceed the amount of gross proceeds. However, it appears the amounts included in the table on page 24 equal the gross proceeds of $25,000, net of those expenses that will be paid by your director. Please revise your disclosures accordingly.

In response to the Staff’s comment we have revised our table to state the correct amount of expenses for the column “if 25% offered sold”.  We have fixed number typos: Website amended to $1,300 and Marketing to $12,000; therefore, in both tables the gross expenses are equivalent to $25,000.

 Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

9.
You disclose throughout the filing that you will require minimum funding of approximately $42,000 to conduct your proposed operations for a period of one year. However, elsewhere you disclose that you will need a minimum of $33,000. Please revise to clarify whether $42,000 or $33,000 is the required minimum funding amount needed for the next twelve months.

In response to the Staff’s comment we have amended both values $33,000 and $42,000 throughout the filling to state that we will require the minimum funding of approximately $32,750 as stated in our operations table for a period of one year.

10.
You disclose on page 26 that a minimum of $33,000 (or $42,000 according to page four) is necessary to implement your business plan, or you will be “forced to scale back of abandon the implementation of [your] 12-month plan of operations.” Please revise to clarify if you have any plans or agreements as to how you will operate if you fail to raise the necessary funds through the offering or other sources of financing. For example, please clarify whether you have plans to sell your corporate shell or enter a prospective reverse merger transaction.

In response to the Staff’s comment we have added the following:

“If this happens, Mr. Charniak, our president has agreed to provide needed funding to continue our operations; however, he is not legally obligated to provide the funding.  Thereafter, we do not have plans to sell our corporate shell or enter a prospective reverse merger transaction.”

Description of Business

In General, page 26

11.
Please revise to describe the current state of development of your website and mobile application. On pages 26 and 27, you describe various features and functionality of your proposed website and mobile application, and additional services that you plan to offer. Please clarify whether any of these features or functions actually exists, either in completed form or in a prototype, or whether they are features and functionality that do not currently exist and may not be available when your website and mobile application is brought to market.  Further, please identify your website’s URL.

In response to the Staff’s comment, the Company added the language, explaining that its website and mobile application are currently under construction, thereby none of the features are fully developed or operational yet. It is anticipated that most of the described elements will be in their functional mode within the next six months. The Company has disclosed its URL to be at: http://www.glolex.top/  .

Anonymity, page 27

12.
Please clarify how your legal consulting advice service may be provided anonymously. It is unclear whether the lawyers will know the identities of their clients through your platform. If the lawyers will not know the identity of their clients, please clarify how this kind of anonymous advice is compliant with the regulation of legal industry where your platform is offered.

In response to the Staff’s comment, the Company has expanded the paragraph to give further explanation in what manner this feature is intended to operate.

We are not a law firm, page 27

13.
Please expand this section to clarify why you are not a law firm and not subject to regulation as a law firm in the markets you plan to market your services. For example, please clarify whether you are merely a referral service for lawyers and describe your interactions with clients and the solicitors you will refer. Please clarify whether members would pay legal fees directly to you, and whether your handling of legal fees would subject you to further regulation. Further, please describe in more detail the “self-help information” that will be provided to the general public, which legal jurisdictions they relate to, and who will create such material.

In response to the Staff’s comment, in addition to revision of this segment, the Company has expanded it to accommodate an extra two sub-headed paragraphs to further describe payments and the “self-help” feature. A language has also been added to discuss the regulations the Company will be a subject to in England (introductory operations), and its interactions with clients and attorneys.

Government Regulation, page 29

13.
Please clarify whether you expect to offer services by lawyers outside of the United Kingdom in the next 12 months. If so, please expand your government regulation section to include the countries and jurisdictions you plan to offer your legal consultation services in the next 12 months.

In response to the Staff’s comment, the Company would like to inform the Staff that it does not expect to offer services by lawyers outside of the United Kingdom in the next 12 months.

15.
We note that you cite to the Solicitors Regulation Authority (“SRA”) and various legislation regulating solicitors in the United Kingdom on page 29. Please clarify any laws that address regulating the legal consultation or other services that you provide. It is unclear, for example, whether the SRA regulates entities that provide your legal industry support services.

In response to the Staff’s comment, the Company would like to inform the Staff that it does not intend to provide legal consultations. The Company has not identified regulators in the U.K. that categorize its type of work into a sub division “legal support service” as such. Non the less, because of the type of business the Company intends to conduct, it believes that its business will be out of the scope of SRA direct regulation.

Directors, Executive Officers, Promoter and Control Persons, page 31

16.	Please revise to clarify whether Mr. Charniak is a licensed attorney or lawyer and identify which jurisdictions he is licensed to practice law.

In response to the Staff’s comment, the Company has elaborated within the section to clarify that Mr. Charniak is a licensed attorney and currently accredited to practice law in the Republic of Belarus.

Certain Relationships and Related Transactions, page 33

17.
Please clarify Mr. Charniak’s role with UAB Alax(x) Group. We note that Mr. Charniak is described as a “Leader” of UAB Alaxx Group in an online Lithuanian business directory, and that UAB Alax Group is your software development consultant, as noted on page 25 and in Exhibit 10.1. To the extent that UAB Alax(x) Group is a related party, please revise to provide the disclosure required by Item 404(a) of Regulation S-K.

In response to the Staff’s comment and in line with the requirement, the Company has revised the section to include a disclosure that UAB Almaxx Group is effectively a related party and Maksim Charniak is its Director.

Plan of Distribution, page 35

18.
On page 36, you disclose subscription checks for this offering are made payable to “Glolex, Inc.” Please revise to clarify whether the proceeds will be held in a corporate bank account, the location of the bank account, and who has authorization to access funds from this bank account. Also, please file your subscription agreement, as we note your exhibit index erroneously indicates that it was filed as Exhibit 99.1 to the initial filing.

In response to the Staff’s comment, the following disclosure has been added:

The proceeds will be held in a corporate bank account, at Bank of America, located at 300 S 4th Street, Las Vegas, NV 89101.  The sole authorized person to access the funds is Maksim Charniak.

The Subscription Agreement has been filed within as an Exhibit 99.1.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maksim Charniak
Maksim Charniak
President and Principal Executive Officer
Glolex Services, Inc.